Exhibit 12

Allegiant Travel Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Earnings:
Income before income taxes	$18,841	$32,086	$50,705	$15,816	$7,329	$9,147	$3,305
Add: Fixed charges	3,707	3,379	6,800	6,859	3,883	2,016	1,362
Add: Amortization of capitalized Interest	5	4	9	8	—	—	—
Less: Interest capitalized	—	—	—	31	59	—	—
Less: (Loss) earnings from joint venture, net	(43)	262	457	—	—	—	—
Total earnings	$22,596	$35,207	$57,057	$22,652	$11,153	$11,163	$4,667

Fixed charges:
Interest expense (1)	$2,904	$2,769	$5,523	$5,517	$3,009	$1,399	$831
Interest factor of operating lease expense (2)	803	610	1,277	1,342	874	617	531
Total fixed charges	$3,707	$3,379	$6,800	$6,859	$3,883	$2,016	$1,362

Ratio of earnings to fixed charges (3)	6.10	10.42	8.39	3.30	2.87	5.54	3.43

(1)      Interest expense includes insignificant amount of note payable discount amortization.

(2)      Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)      The ratios of earning to fixed charges were computed by dividing earnings by fixed charges.